



Brooke Parks

President at The Pinball Company

Columbia, Missouri Area

Connect ...

The Pinball Company

University of Missouri-Columbia

See contact info

Experience

President

The Pinball Company

Sep 2007 – Present · 11 yrs 3 mos

Education

University of Missouri-Columbia

Master of Business Administration - MBA

2004 – 2005

University of Missouri-Columbia

Bachelor's degree, Psychology

1999 – 2003

Interests

University of Missouri

University of Missouri-Columbia

196,707 followers

LinkedIn

About

Community Guidelines

Privacy & Terms

Send feedback

LinkedIn Corporation © 2018

Questions?

Visit our Help Center.

Manage your account and privacy.

Go to your Settings.

Select Language

English (English)